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                       March 29, 2023

       Deana McPherson
       Executive Vice President and Chief Financial Officer
       Smith & Wesson Brands, Inc.
       2100 Roosevelt Avenue
       Springfield, MA 01104

                                                        Re: Smith & Wesson
Brands, Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2022
                                                            File No. 001-31552

       Dear Deana McPherson:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Manufacturing